

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATE FINANCE

August 31, 2023

Feng Lin
Chief Financial Officer
Uxin Limited
21/F, Donghuang Building
No. 16 Guangshun South Avenue
Chaoyang District, Beijing, 100102
People's Republic of China

> **Re: Uxin Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2023**
> **File No. 001-38527**

Dear Feng Lin:

   We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

   After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections, page 150

1. We note your statement that you reviewed your register of members and the public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For

instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3.   Please note that 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

4.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Li He, Esq.